Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Nine Months Ended September 30, 2014	Years Ended December 31,
		2013	2012	2011	2010	2009
	(In thousands of dollars, other than ratios)
FIXED CHARGES
Interest expensed and capitalized	$52,071	$69,254	$71,902	$82,114	$90,277	$90,715

EARNINGS
Income (loss) before noncontrolling interest and taxes	$94,970	$(16,572)	$(4,112)	$74,202	$117,958	$(108,681)
Add back: equity loss in investee	—	—	—	—	—	—

Pre-tax income from continuing operations before noncontrolling interest and income (loss) from equity investees and capitalized interest	94,970	(16,572)	(4,112)	74,202	117,958	(108,681)
Amortization of capitalized interest	935	1,227	1,189	1,227	1,227	2,955
Fixed charges	52,071	69,254	71,902	82,114	90,277	90,715
Subtract interest capitalized	—	98	135	—	523	462

Total earnings	$147,976	$53,811	$68,844	$157,543	$208,939	$(15,473)

RATIO OF EARNINGS TO FIXED CHARGES (a)	2.84	0.78	0.96	1.92	2.31	—

(a)

Earnings were inadequate to cover total fixed charges by approximately $15.443 million for the year ended December 31, 2013, $3.058 million for the year ended December 31, 2012 and $106.188 million for the year ended December 31, 2009.